03 MAR 14 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: February 18th, 2003

03007577

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Sincerely,

Adrian Gonzalez
Grupo Dataflux
Investor Relations

3/26

todito.com

--TODITO.COM ANOUNCES 53% INCREASE IN EBITDA IN 4Q02 AND 62% INCREASE FOR FULL-YEAR 2002--

--2002 Full-Year EBITDA of US$ 5.3 million from sales of US$ 13.7 million --
--Sales Up 38% vs. 2001--
--39% EBITDA Margin in 2002 vs. 33% in 2001--
--Todito Card and Todito Ilimitado Sales increase 972% vs. 2001--
--4T02 EBITDA of US$ 2.1 million from US$ 4.4 million in Sales --
--Todito Audience Up 143% with more than 660,000 Unique Daily Visitors--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, February 12th, 2002. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 4Q02 and the full-year 2002.

"2002 was an excellent year for **Todito** with record growth in all our financial and operational indicators-- we expect to grow even more in 2003," commented **Todito Founder and Chairman, Gillermo Salinas Pliego.** "While many of our competitors are leaving Mexico due to unviable business plans, Todito continues to grow and invest in order to deliver our interactive and connection services to the large and growing base of internet users in Mexico and the US Hispanic market."

Full -Year Financial Results: 2002 vs. 2001

	2002 (thousands)		% Change	2001 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 133,873	US$ 12,982	+ 46%	Ps. 91,753	US$ 8,897
Total Sales***	141,347	13,706	+ 38%	102,434	9,933
Operating Costs and Expenses					
Cash Operating Costs and Expenses	79,219	7,682	+ 36%	58,099	5,634
Total Operating Costs and Expenses	86,693	8,407	+ 26%	68,780	6,670
EBITDA	Ps. 54,654	US$ 5,300	+ 62%	Ps. 33,654	US$ 3,263

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of December 31, 2002.
** Conversion based on the exchange rate in effect as of December 31, 2002 of 10.3125 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito Ilimitado), as well as e-commerce rents and commissions, and revenue from the online sale of other content and services.

Todito's Total Sales for 2002 increased 38% to Ps. 141.3 million (US$ 13.7 million) from Ps. 102.4 million (US$ 9.9 million) in 2001. Cash Sales were Ps. 133.9 million (US$ 13.0 million), representing 95% of Total Sales, an increase of 46% over Cash Sales registered in 2001 of Ps. 91.8 million (US$ 8.9 million). Todito's increase in sales was due to a large increase in the sales of Todito's pre-paid internet connection service unit - Todito Card and Todito Ilimitado-, associated with a greater market penetration and share achieved mainly by the addition of new points of sale.

Cash Sales in 2002 represented 95% of Total Sales, compared to 90% of Total Sales in 2001. Todito's Non-Cash Sales of Ps. 7.5 million (US$ 724,000) in 2002 represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and online advertising.

Total Operating Costs and Expenses were Ps. 86.7 million (US$ 8.4 million), of which 91.4% -- Ps. 79.2 million (US$ 7.7 million) -- were Cash Operating Costs. Cash Operating Costs and Expenses increased 36% to Ps. 79.2 million (US$ 7.7 million) in 2002, from Ps. 58.1 million (US$ 5.6 million) in 2001, primarily due to increased sales commissions, band-width costs and personnel expenses associated with Todito's Internet connection business. Todito had 124 employees at the end of 2002 compared to 70 at the end of 2001. Todito's Non-Cash Operating Costs and expenses of Ps. 7.5 million (US$ 724,000) in 2002 represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business.

As a result, Todito's EBITDA for 2002 increased 62% to Ps. 54.7 million (US$ 5.3 million) compared to Ps. 33.7 million (US$ 3.3 million) in 2001. The EBITDA margin for 2002 was 39% compared to 33% in 2001.

4Q02 Financial Results

	4Q02 (thousands)		% Change	4Q01 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 44,939	US$ 4,358	+ 44%	Ps. 31,149	US$ 3,021
Total Sales***	45,473	4,410	+ 31%	34,725	3,367
Operating Costs and Expenses					
Cash Operating Costs and Expenses	23,796	2,308	+ 39%	17,293	1,677
Total Operating Costs and Expenses	24,331	2,359	+ 17%	20,869	2,024
EBITDA	Ps. 21,143	US$ 2,050	+ 53%	Ps.13,856	US$ 1,344

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of December 31, 2002.

** Conversion based on the exchange rate in effect as of December 31, 2002 of 10.3125 pesos per US$1.

*** Total Sales is advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito Ilimitado), as well as e-commerce rents and commissions, and revenue from the online sale of other content and services.

Todito's Total Sales for 4Q02 increased 31% to Ps. 45.5 million (US$ 4.4 million) from Ps. 34.7 million (US$ 3.4 million) in 4Q01. Cash Sales were Ps. 44.9 million (US$ 4.4 million), representing 99% of Total Sales, an increase of 44% over Cash Sales registered in 4Q01 of Ps. 31.1 million (US$ 3.0 million).

Total Operating Costs and Expenses were Ps. 24.3 million (US$ 2.4 million), of which 98% -- Ps. 23.8 million (US$ 2.3 million) -- were Cash Operating Costs and Expenses. Cash Operating Costs and Expenses increased 39% to Ps. 23.8 million (US$ 2.3 million) in 4Q02, from Ps. 17.3 million (US$ 1.7 million) in 4Q01, primarily due to increased sales commissions, band-width costs and personnel expenses associated with Todito's ISP business (Todito Card and Todito Ilimitado).

Todito's EBITDA for 4Q02 increased 53% to Ps. 21.1 million (US$ 2.1 million) compared to Ps. 13.9 million (US$ 1.3 million) in 4Q01.

Pre-paid Internet Connection Service Sales Up 972% vs. 2001

Todito reported continued growth in its pre-paid ISP business – **Todito *Card*** and **Todito *Ilimitado*** – with more than 150,000 users at the end of 2002.

"Thanks to our investment in personnel, systems and infrastructure, our pre-paid ISP business has grown enormously. We have increased our points of sale and improved our customer service, while at the same time increasing our operating margin per unit sold," commented Adrian Gonzalez, Todito's Chief Operating Officer. "Todito is the pioneer in the pre-paid ISP business and we plan on maintaining our leadership by continuing to provide excellent quality service, while focusing on promotion and distribution."

Todito's Internet Connection Service Sales in 2002 increased 972% to Ps. 27.6 million (US$ 2.7 million) compared to Ps. 2.6 million (US$ 250,000) in 2001.

Highlights of Todito Card and Todito Ilimitado Sales:

- More than 150,000 users of Todito Card and Todito Ilimitado at the end of 2002, compared to 16,000 at the end of 2001.
- Expansion to more than 6,000 points of sale throughout Mexico.

Online Advertising Sales Up 13% in 2002 vs. 2001

"We are generating a large online audience by offering superior content and interactive service, and we are successfully selling that audience to advertising clients," commented Todito's Chief Executive Officer, Tim Parsa. "Given how fast Internet use is growing in Mexico and the U.S. Hispanic market, we believe that both our media business and our ISP business have the potential to grow in 2003 even faster than they did in 2002 ."

Todito's advertising cash sales increased 18% to Ps. 99.9 million (US$ 9.7 million) in 2002, from Ps. 84.5 million (US$ 8.2) in 2001.

Highlights of Todito´s Media business:

- Biggest and most active online Dating Service in Mexico with more than 125,000 active users.
- Biggest and most active job search channel in Mexico, with 306,000 candidates and 14,000 companies active during the last 30 days.
- 2nd largest Email Service in Mexico with more than 803,000 active accounts.
- Largest and most active on-line video library in Mexico - Todito TV - with more than 111,600 online videos consulted Daily.

Todito Profitability

"In 2002 we succeeded again in significantly growing our cash flow from operations for the third straight year, by following a clear strategy of cost control, monetization of our large online audience and rapid growth of our ISP business," commented Ruben Jordan, Todito´s Finance Director. "Our goal is to generate sufficient revenue so as to be able to purchase the promotion and content that we currently receive under our long-term service contract with **TV Azteca,**" continued Mr. Jordan. "Given how fast internet use is growing among North-American Spanish Speakers and the proven competitive advantages that Todito enjoys, we see this happening in the near term."

03 MAR 14 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: February 27th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Dataflux

DATAFLUX REPORTS 4Q02 RESULTS

-- Operating Income increased 42% to Ps$20.6 million --
-- Operating Margin grew 47% --
-- Operating expenses decreased 8% to Ps$190.9 million --

Monterrey, Mexico, February 27, 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY) and its subsidiary, the CNCI University; the Mexican Education company with the largest geographical reach, today reported its fourth quarter 2002 results.

December 2002 - Accumulated Results

Operating income registered Ps$20.6 million pesos as of December 2002, coming from Ps$14.5 million as of December 2001; this represents a 42% growth. EBITDA reached Ps$45.9 million coming from Ps$41.2 million as of December 2001, an increment of 11%.

Net Income Cash (net income excluding entries that do not impact cash flow) registered Ps$35.8 million.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dec 01	Dec 02	Gwth %
Sales	645,593.0	620,451.0	-4%
Gross Income	222,089.0	211,519.0	-5%
Operating Income	14,558.0	20,617.0	42%
EBITDA	41,251.0	45,910.0	11%
Net Income	21,135.0	1,563.0	-93%
Net Income Cash	30,123.0	35,775.0	19%

Dataflux remains posting a strong Balance Sheet. As of December 2002 its interest bearing debt registered Ps$22.9 million and cash assets Ps$44.4 million -offsetting this debt-.

"We remain with a strong financial condition, our Interest Bearing Debt to Equity is 0.06 times and our Interest Coverage bases on EBITDA is 35.8 times" commented Celestina Aguilar, Dataflux CFO.

4Q02 - Quarterly Results

Operating Income for the quarter registered Ps$7.0 million pesos in 4Q02 coming from Ps$6.5 million in 4Q01, a 7% growth.

Quarterly EBITDA reached Ps$12.9 million and Net Income Cash recorded Ps$10.3 million, coming from Ps$9.7 million, a 6% increment.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES QUARTERLY INCOME STATEMENT In Thousands of Pesos			
	4Q01	**4Q02**	***Gwth %***
Sales	152,674.0	139,403.0	*-9%*
Gross Income	53,970.0	53,190.0	*-1%*
Operating Income	6,588.0	7,044.0	*7%*
EBITDA	13,188.0	12,973.0	*-2%*
Net Income	13,648.0	2,801.0	*-79%*
Net Income Cash	9,724.0	10,275.0	*6%*

Education- CNCI

"In this quarter we opened 5 CNCI franchises in the cities of; Oaxaca, San Martin Texmelucan, Tuxtla Gutierrez, Hermosillo, Tapachula, Tijuana and Zacatecas. Our Franchising plan aims at allowing to keep CNCI's growth in regions that due to its location or market characteristics we are better-off working through local partners. " commented Mr. Guillermo Salinas-Pliego, Dataflux COB. "We have 5 new locations to be opened in the coming months in the cities of; Culiacan, Chihuahua, Cd. Juarez, Matamoros y Cancun".

"We are really pleased with the acceptance of our programs. More than 1,100 students enrolled in our winter college term and we are on our way to reach our target of 2,600 students for 2003. Additionally we established the first CNCI University Campus in Mexico City. The CNCI University offers 5 careers and follows the regular CNCI's accessible schedule and flexible payment programs." mentioned Mr. Alberto Hinojosa, Dataflux CEO.

CNCI recorded accumulated sales for the twelve months of 2002 of Ps$206.8 million pesos. Its operating expenses decreased 9% to Ps$144.6 million, leading to an accumulated operating income of Ps$22.1 million. CNCI reported an EBITDA of Ps$43.3 million for the twelve months of the year.

"In this quarter our branch network reached 80 locations in 35 cites (25 states) of the Mexican Republic. We have all 80 locations dedicated to provide technical careers and vocational training, 45 providing college education and 1 university campus. We remain with enough capacity to increase our traditional programs' student population, and keep working to create a strong network of locations for our college and university programs" said Mr. Gilberto Caballero, CNCI's, Dean.

Distribution - Makrocomputo (Colombia)

"Makrocomputo posted very strong numbers" commented Juan D. Tovar, Dataflux's Distribution Division, CEO.

Accumulated sales registered Ps$413.8 million Mexican pesos. Operating income reached Ps$15.6 million compared to Ps$11.2 million for the first twelve months of 2001, a 39% increment. Accumulated EBITDA recorded Ps$16.7 million with a 33% increment.

Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$141.3 million pesos for the twelve months of the year, a growth of 33% versus 2001. Its gross income grew 24% reaching Ps$106.3 million.

Operating expenses registered Ps$243.5 million, only Ps$66.1 million out of this total were cash expenses, the remainder relates to TV advertising on TV Azteca. As a result, Todito registered an EBITDA of Ps$54.6 million pesos growing 62%.

Other Dataflux Consolidated Results

Accumulated Results- Sales decreased 4% from Ps$645.6 million as of December 2001 to Ps$620.4 million as of December 2002. Operative expenses decreased 8% reaching Ps$190.9 million. Dataflux's integral financing cost increased 310% from (Ps$1.5) million to (Ps$6.2) million as of December 2002, an increment mainly due to a FX loss of (Ps$9.7) million pesos. Dataflux registered a net income of Ps$1.6 million.

Quarterly Results- Sales decreased -9% from Ps$152.6 million in 4Q01 to Ps$139.4 million in 4Q02. Operative Expenses decreased -3% reaching Ps$46.1 million. Dataflux's quarterly integral financing cost improved 245%, from a positive Ps$0.5 million in 4Q01 to Ps$2.0 million in 4Q02, an increment mainly due to a financial gain of Ps$1.8 million in 4Q02. Dataflux registered a net income of Ps$2.8.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI, the Mexican Education company with the largest geographical reach *and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.*

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091